EXHIBIT 12A
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

                                           BOISE CASCADE CORPORATION AND SUBSIDIARIES
                                          Ratio of Earnings to Combined Fixed Charges
                                              and Preferred Dividend Requirements


                                                                                                            Three Months
                                                           Year Ended December 31                          Ended March 31
                                         _________________________________________________________    ______________________
                                           1994        1995        1996        1997         1998         1998         1999
                                         _________   _________   _________   _________   _________    _________    _________
                                                  (dollar amounts expressed in thousands)
Interest costs                           $ 169,170   $ 154,469   $ 146,234   $ 153,691   $ 174,541    $  43,824    $  40,869
Interest capitalized during the period       1,630       3,549      17,778      10,575       1,341           68           61
Interest factor related to
  noncapitalized leases(1)                   9,161       8,600      12,982      11,931      11,308        2,851        2,998
Preferred stock dividend
  requirements - pretax                     81,876      59,850      65,207      44,686      19,940       25,930        8,754
                                         _________   _________   _________   _________   _________    _________    _________
Combined fixed charges and
  preferred dividend requirements        $ 261,837   $ 226,468   $ 242,201   $ 220,883   $ 207,130    $  72,673    $  52,682

Income (loss) before income taxes,
  minority interest, and cumulative
  effect of accounting change            $ (64,750)  $ 589,410   $  31,340   $ (28,930)  $ (16,878)   $   4,580    $  33,535
Undistributed (earnings) losses of
  less than 50% owned persons, net of
  distributions received                    (1,110)    (36,861)     (1,290)      5,180       3,791        3,540         (746)
Combined fixed charges and preferred
  dividend requirements                    261,837     226,468     242,201     220,883     207,130       72,673       52,682
Less: Interest capitalized                  (1,630)     (3,549)    (17,778)    (10,575)     (1,341)         (68)         (61)
      Guarantee of interest on ESOP debt   (20,717)    (19,339)    (17,874)    (16,341)    (14,671)      (3,724)      (3,279)
                                         _________   _________   _________   _________   _________    _________    _________
Total earnings before combined fixed
  charges and preferred dividend
  requirements                           $ 173,630   $ 756,129   $ 236,599   $ 170,217   $ 178,031    $  77,001    $  82,131

Ratio of earnings to combined fixed
  charges and preferred dividend
  requirements                                 -          3.34         -           -           -           1.06         1.56

Excess of combined fixed charges and
  preferred dividend requirements over
  earnings before combined fixed
  charges and preferred dividend
  requirements                           $  88,207   $     -     $   5,602   $  50,666   $  29,099          -            -

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(1)   Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.